SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                ------------

                                 SCHEDULE TO
                               (RULE 14d-100)
                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
         OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                ------------

                          CORDANT TECHNOLOGIES INC.
                     (Name of Subject Company (Issuer))

                            CTI ACQUISITION CORP.
                       a wholly owned subsidiary of
                                 ALCOA INC.
                    (Names of Filing Persons (Offerors))

                                ------------

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)

                                ------------

                                  218412104
                    (CUSIP Number of Class of Securities)

                                ------------

                          Lawrence R. Purtell, Esq.
                                 Alcoa Inc.
                             201 Isabella Street
                            Pittsburgh, PA 15212
                          Telephone: (412) 553-4545
                   (Name, address and telephone number of
                    person authorized to receive notices
               and communications on behalf of filing persons)

                                  Copy to:
                           J. Michael Schell, Esq.
                           Margaret L. Wolff, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              Four Times Square
                             New York, NY 10036
                           Telephone: 212-735-3000



[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

            [X] third-party tender offer subject to Rule 14d-1.

            [_] issuer tender offer subject to Rule 13e-4.

            [_] going-private transaction subject to Rule 13e-3.

            [_] amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]





                        ALCOA & CORDANT TECHNOLOGIES


                              MERGER OVERVIEW
                               MARCH 14, 2000



                         FORWARD-LOOKING STATEMENTS

     Some of the statements that may be made on this conference call are forward-looking. Actual results may differ materially from those projected. Factors such as changes in economic conditions in the markets we serve or others discussed in our latest quarterly and annual reports filed with the Securities and Exchange Commission could cause actual results to differ materially from those expressed today.



                             MERGER AGREEMENT

o Alcoa will acquire the outstanding shares of Cordant Technologies for a total consideration of approximately $2.3 billion, or $57.00 per share in cash.

o Including the assumption of debt, the enterprise value of the offer is $2.9 billion.

o The acquisition will be an all cash transaction, starting with a tender offer.

o Closing of the transaction is contingent on customary conditions, including approval by the shareholders of Cordant and regulatory review.


                             MERGER HIGHLIGHTS

o    Cordant operates three businesses:

     o HOWMET CASTINGS-A leading supplier of investment cast super-alloy and titanium components used in electrical power generation and in jet aircraft.

     o HUCK FASTENERS-A global designer and manufacturer of high performance fasteners and fastening systems.

     o THIOKOL PROPULSION-The leading supplier of solid rocket propulsion systems for space launch vehicles since the inception of manned space flight.

o We expect the transaction to be accretive to Alcoa's earnings per share in 2000.

o The purchase will result in an increase of approximately $1.5 billion over Cordant's historical book value. For internal analysis, we have used a 20-year amortization period.

o    Targeted cost and efficiency savings of $125 million pre-tax:

     o Approximately 70% of the savings are expected to be achieved in the first 12 months after closing.

     o These savings are in addition to Alcoa's ongoing $1.1 billion pre-tax cost reduction program.

o    Purchase price:

     o    With cost savings, offer represents a p/e of 7x

     o    Offer is an 11% premium over 1999 peak price

     o History of strong financial performance, operating income has a 49% 5 yr. CAGR

     o    Access to new markets for Alcoa

     o    Offers the opportunity to globalize Cordant businesses

     o    Complementary product mix

     o When cost savings have been achieved, the transaction will meet our ROC objectives




                   ALCOA, REYNOLDS AND CORDANT TOGETHER
                              (in millions US$)

                                  ALCOA &         CORDANT   ESTIMATE OF TOTAL
                                 REYNOLDS*

Revenue                           $21,000         $2,513         $23,500

EBITDA                              3,450           439           3,900

Total assets                       26,000          2,482          30,100

Cash flow from operations           2,600           366           3,000

Total debt                          4,200           685           7,100

Total debt/capital                   25%            43%            36%

Number of employees                126,700         17,000        143,700


Based on 1999 results. The estimates are not intended to represent pro forma amounts. Total assets include an estimate of premium paid over book value in the transaction. Total debt includes an estimate of debt to be issued to finance the transaction.

* Pending regulatory approval


Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, when they become available, because they will contain important information. The tender offer statement will be filed by Alcoa with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Cordant with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Alcoa and Cordant at the SEC's website at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Alcoa Investor Relations. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to Cordant Investor Relations.

                                   # # #


Editorial Contacts:                 Bonita A. Cersosimo
                                    Alcoa
                                    1 412 553 4462

                                    Lauren Sides
                                    Cordant Technologies
                                    1 801 933 4193


Investor Relations:                 Randall J. Killeen
                                    Alcoa
                                    1 412 553 2231

                                    Shannon Sebahar
                                    Cordant Technologies
                                    1 801 933 4029


Alcoa Inc. (NYSE: AA)
Cordant Technologies Inc. (NYSE: CDD)